

April 4, 2024

Jason Murray
Chief Executive Officer
PACS Group, Inc.
262 N. University Ave.
Farmington, UT 84025

> **Re: PACS Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 1, 2024**
> **File No. 333-277893**

Dear Jason Murray:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note the revised disclosure in response to comment 2 and reissue in part. Please further revise the cover page to identify Messrs. Murray and Hancock as the controlling shareholders, clarify that the controlling shareholder provisions benefitting the founders are contained in the charter, and disclose the various levels of the founders' beneficial ownership to which they apply (collectively 50%, 40% and 20%, and individually at 20% and 10% of the outstanding common stock). We note the charter provisions that allow the founders to act by written consent in lieu of a meeting and to remove and appoint directors while only beneficially owning a majority of the shares. Given these provisions, particularly where no meeting is required, it is unclear how you have determined that the holders of common stock (other than the founders) will have the ability to influence corporate actions for the foreseeable future. Please clarify. In addition, please further

disclose the charter provisions that allow the board ability to authorize and issue additional shares of common stock which may dilute common stockholders, and their ability to authorize and issue preferred stock that has distinct voting and board representation rights. Please also revise the summary risk factors and risk factors to provide these additional details. Finally, please revise the description of common stock and related provisions in the section "Description of Capital Stock" to reflect the impact of these provisions.

Use of Proceeds, page 68

2. We note the revised disclosure in response to comment 1, that you will use $330.0 million of the $370.0 million net proceeds of the offering to repay amounts outstanding under your Amended and Restated 2023 Credit Facility. Please revise the use of proceeds to disclose the current amount outstanding under the credit facility, the total amount available, and clarify the applicable interest rates. In addition, provide further detail regarding the use of the proceeds of the indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K. Please clarify, here or elsewhere where you address liquidity, your plans for using a portion of the proceeds to pay off a portion of the debt. It is unclear how the proceeds from this offering factor into the disclosure of your material cash commitments on page 92. In addition, to the extent there are additional funds available under the credit facility, clarify any current plans for future borrowing. Also revise the summary to highlight the amount and percentage of the net proceeds that will be used to pay off the credit facility, and revise the summary risk factors and risk factors to highlight the risks related to this use of proceeds, including any applicable restrictions and related covenants. Finally, please revise Exhibit 10.1, the 2023 Credit Facility, to provide the list of omitted schedules and exhibits. Refer to Item 601(a)(5) of Regulation S-K.

General

3. We note you have added gatefold graphics with photos of multiple building entrances and the caption, "PACS . . . Healthcare Elevated." As you have not used "healthcare elevated" elsewhere in the prospectus, please revise an appropriate section of the registration statement to clarify your intended meaning behind this term. To the extent you retain this term in the graphic, please also revise to avoid focusing on only the most favorable aspects of your business and making claims that are inappropriate for the summary or repeat information from the summary. Please refer to Compliance and Disclosure Interpretations (CD&I) Securities Act Forms, Question 101.02. To the extent you retain photos of buildings in the graphics, provide a narrative description of the buildings to clarify that you own the depicted buildings and clarify how they are representative of your business.

4. We note the revised disclosure on page 55 and elsewhere in response to comment 8 of our March 22, 2024 letter. Please, revise the risk factor disclosure to provide a separate risk factor with a heading that highlights the risks related to the potential loans and pledge of securities. Please also revise to clarify, if true, that the parties have not agreed to any

terms of the margin loans, nor have they entered into the loans. Please clarify the risks associated with the fact that the loans are not finalized, including that the current cap of 15% for which the founders have been released from the lockup agreement could be raised by agreement with the lenders, who would potentially benefit from a higher cap, and that default on the loans could result in a change in control. Highlight these risks in the summary risk factors.

Please contact Jeanne Bennett at 202-551-3606 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Shayne Kennedy, Esq.